CLECO CORPORATION	EXHIBIT 12(a)

Computation of Ratios of Earnings to Fixed Charges and of Earnings to Combined
Fixed Charges and Preferred Stock Dividends
	FOR THE THREE MONTHS ENDED		FOR THE SIX MONTHS ENDED		FOR THE TWELVE MONTHS ENDED
(THOUSANDS, EXCEPT RATIOS)			JUNE 30, 2008
Earnings from continuing operations	$29,389		$51,460		$131,413
Equity income/loss and dividends from investees	10,225		14,799		4,116
Income taxes	6,999		12,060		49,721
Earnings from continuing operations before income taxes	$46,613		$78,319		$185,250
Fixed charges:
Interest, long-term debt	$12,468		$23,593		$43,464
Interest, other (including interest on short-term debt)	1,934		4,577		6,796
Amortization of debt expense, premium, net	545		1,095		2,082
Portion of rentals representative of an interest factor	125		245		499
Total fixed charges	$15,072		$29,510		$52,841
Earnings from continuing operations before income taxes	$46,613		$78,319		$185,250
Plus: total fixed charges from above	15,072		29,510		52,841
Plus: amortization of capitalized interest	102		204		407
Earnings from continuing operations before income taxes and fixed charges	$61,787		$108,033		$238,498
Ratio of earnings to fixed charges	4.10	X	3.66	X	4.51	X
Total fixed charges from above	15,072		29,510		52,841
Preferred stock dividends	14		29		64
Total fixed charges and preferred stock dividends	15,086		29,539		52,905
Ratio of earnings to combined fixed charges and preferred stock dividends	4.10	X	3.66	X	4.51	X